July 12, 2005	VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Office of Small Business
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0407
Washington, D.C. 20549

Re:	Q Comm International, Inc.
Form 10-KSB for the year ended December 31, 2004
File No. 001-31718

Dear Mr. Spirgel:

This letter provides the additional information you requested to supplement the Friday, July 1, 2005, telephone call with the Staff related to Q Comm International, Inc.’s service bureau revenue recognition accounting. Specifically, the Staff responded that the Company’s method for recognizing revenue for its service bureau business was appropriate and no restatement of service bureau revenue was needed. The following summarizes the key points of our service bureau model and revenue recognition accounting.

Service bureau customers are those who license the Company’s proprietary software, install and maintain the software on their server hardware, and purchase terminals to install in third-party retail establishments they secure. In the service bureau contracts, the Company separately identifies fees for software licensing, installation and set-up, terminals, on-going maintenance support, and on-going fees based either on transaction volume or revenue processed through the system. All fees are negotiated separately for each customer and are based on the market value of the services, software or terminals provided. There are separate charges for services rendered (i.e., we do not “bundle” services with the cost of the terminals). There is no right of return, or additional obligation on the part of the Company once the terminals are sold. Terminals are typically sold on a cash basis. Once the software is installed there is no future obligation on the part of the Company for software upgrades and there are no rights of return for the software. Software revenue is recognized upon the sale (licensing) and installation of the software. Maintenance fees are billed monthly and the maintenance contract can be cancelled at anytime by the customer. Revenue from maintenance fees is recognized monthly as earned. Service bureau revenue totaled $347,273 for 2004, down from $414,123 for 2003, and is becoming a decreasing portion of our business.

We trust that this summary will provide you with the confirmation of the facts that you need to conclude our discussion of this issue. If you have any further questions, please call me at the number set forth above.

Best regards,

Mark W. Robinson
Chief Financial Officer
Q Comm International, Inc.